Mail Stop 6010

January 11, 2007

VIA U.S. MAIL AND FACSIMILE (44 (0)20 7930 3353)

Sir Christopher O'Donnell
Chief Executive Officer
Smith & Nephew plc
15 Adam Street
London, England WC2N 6LA

> **Re:** **Smith & Nephew plc**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **Filed March 10, 2006**
> **File No. 001-14978**

Dear Sir O'Donnell:

We have reviewed your filings and your response letter dated November 9, 2006 and we have the following comment. Where indicated, we think you should revise future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2005

Accounts, page 68

Group Cash Flow Statement, page 74

1.   We note your response to prior comment 14 from our September 25, 2006 letter. Paragraph 20 of IAS 7 states that "Under the indirect method, the net cash flow from operating activities is determined by adjusting profit or loss". We acknowledge that profit or loss is not specifically defined in IAS 7. We note that the guidance in IAS 8 directs management to refer to the requirements and guidance in standards dealing with similar and related issues in the absence of a standard that specifically applies. As management made their determinations as to what was meant by "profit or loss" in the context of IAS 7, it is unclear to us why consideration would not have been given to the definition of profit and loss found in IAS 1. It is also unclear, based upon your response, why you believe it is not appropriate to use the definition in IAS 1, and instead believe that a more appropriate presentation would use a measure that excludes certain items of income and expense. In future filings, please revise your presentation to start with net profit or loss, or if applicable, net profit or loss attributable to continuing operations, with retrospective application to all periods presented. We would not object if the presentation begins with profit before taxation.

        As appropriate, please revise future filings and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Tara Harkins, Staff Accountant, at (202) 551-3639, Kate Tillan, Assistant Chief Accountant at (202) 551-3604 or me at (202) 551-3671 if you have any questions regarding this comment.

                                                Sincerely,

                                                Martin F. James
                                                Senior Assistant Chief Accountant